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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Tidelands Oil & Gas Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

886405109

(CUSIP Number)

Donald T. Jacobsen, 601 South Boulder, Suite 700, Tulsa, Oklahoma 74119

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746(11-02)

CUSIP No. 886405109…

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Impact International, L.L.C., EIN 05-0564752
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) The Reporting Person disclaims membership in a group. (b)
3.	SEC Use Only
4.	Source of Funds (See Item 3: Source and Amount of Funds or other condition.)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    Sole Voting Power

Pursuant to a First Amendment to Stock Purchase Warrant dated effective as of May 25, 2004, between the Reporting Person and the Issuer, the parties stipulated that the Reporting Person is entitled to be issued 9,500,000 shares of Common Stock. The Reporting Person currently owns 329,500 shares in addition to the shares to which it is entitled under the Warrant. See Item 3.

8. Shared Voting Power

9.    Sole Dispositive Power

Pursuant to a First Amendment to Stock Purchase Warrant dated effective as of May 25, 2004, between the Reporting Person and the Issuer, the parties stipulated that the Reporting Person is entitled to be issued 9,500,000 shares of Common Stock. The Reporting Person currently owns 329,500 shares in addition to the shares to which it is entitled under the Warrant. See Item 3.

10. Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Pursuant to a First Amendment to Stock Purchase Warrant dated effective as of May 25, 2004, between the Reporting Person and the Issuer, the parties stipulated that the Reporting Person is entitled to be issued 9,500,000 shares of Common Stock. The Reporting Person currently owns 329,500 shares in addition to the shares to which it is entitled under the Warrant. See Item 3.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): Up to 20.1% (Based on Shares outstanding as of 03/31/04).
14.	Type of Reporting Person (See Instructions) 00 (limited liability company)

CUSIP No. 886405109	Page 1

Item 1. Security and Issuer.

This Statement relates to the Common Stock of Tidelands Oil & Gas Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1862 West Bitters Road, Building #1San Antonio, Texas 78248.

Item 2. Identity and Background.

This Statement is filed by Impact International, L.L.C., an Oklahoma limited liability company (“Impact”). Impact maintains its principal office at 111 West 5th Street, Suite 720, Tulsa, Oklahoma 74103. The principal business of Impact is the marketing, gathering and transportation of natural gas and natural gas liquids.

Impact is owned sixty-eight percent (68%) by Impact Energy Services, L.L.C., an Oklahoma limited liability company (“Impact Energy”), and thirty-two percent (32%) by Ramiiilaj, A Limited Partnership (“Ramiiilaj”). However, pursuant to the Operating Agreement of Impact (the “Operating Agreement”), as amended effective for all purposes as of April 16, 2003, the net proceeds of the Stock Purchase Warrant dated April 16, 2003, and amended as of May 25, 2004 (the “Warrant”) received by Impact upon exercise of the Warrant will be allocated to the capital account of Impact Energy. Impact Energy is owned in equal shares by Impact Partners, LLC, an Oklahoma limited liability company (“Impact Partners”) and Potato Pipeline Company, LLC, an Oklahoma limited liability company (“Potato Pipeline”). Impact Partners is owned forty-five percent (45%) by Donald T. Jacobsen, twenty-three percent (23%) by Larry D. Woodson, fourteen percent (14%) by Gregory L. Brooks, nine percent (9%) by Robert W. Shain, and nine percent (9%) by Chris K. Corcoran. Each of the foregoing ownership percentages has been rounded up or down to the nearest percent. The Robert A. Hefner Trust No. 1 and The Eva Hefner Trust No. 1 each own a fifty percent (50%) interest in Potato Pipeline. Impact Energy, Impact Partners, Potato Pipeline, Mr. Jacobsen, Mr. Woodson, The Robert A. Hefner Trust No. 1 and the Eva Hefner Trust No. 1 are referred to herein as the “Additional Persons.” The address for each of the Additional Persons is as set forth above for Impact.

Neither Impact nor any of the Additional Persons has been convicted in a criminal proceeding in the last five years, and during the last five years, none of them have been made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Impact is the holder of the Warrant which was originally issued on April 26,2003. The Warrant was amended effective May 25, 2004 in connection with a transaction by which Impact sold its seventy-two percent (72%) limited partnership interest in Reef Ventures, L.P. (the “Reef Partnership”) to the Issuer pursuant to a Purchase and Sale Agreement effective as of May 25, 2004 (the “Purchase and Sale Agreement”). The final conditions to closing of the Purchase and Sale Agreement were satisfied on June 18, 2004.

CUSIP No. 886405109	Page 2

Under the amended terms of the Warrant, the number of shares which remain issuable under the Warrant is 9,500,000 shares of Common Stock of the Issuer (“Shares”), and the exercise price is $0.335 per Share. Pursuant to the terms of the Warrant as amended, the Issuer agreed to use its best efforts to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission under the Registration Rights Agreement between the Issuer and Impact dated April 16, 2003, as amended relating to the Shares acquired by Impact under the Warrant as amended. The Issuer has agreed to utilize Form S-3 for such registration if eligible, and if not, then the Issuer will file the Registration Statement on a Form SB-2 or other appropriate form. The Issuer also agreed to use its best efforts to cause the registration to become effective within ninety (90) days following the date of the amendment if filed on a Form S-3 or within one hundred eighty (180) days of filed on a Form SB-2 or other registration form. The Issuer agreed to keep the registration effective as long as necessary to effect the disposition of the Shares issued under the Warrant.

Under certain provisions of the Warrant as amended, if the Issuer does not meet the registration requirements on a timely basis, the Issuer would issue the Shares under the Warrant on a cashless basis. In such event, adjustment would be made such that the number of shares to be issued on a net basis would be 9,500,000. If the Issuer satisfies the registration requirements, Impact would be obligated to exercise the Warrant on a cash basis only. If the Warrant is exercised on a cash basis, the purchase price would be payable by means of a promissory note payable by Impact to the Issuer (the “Note”). Impact’s obligations under the Note would be immediately cancelled in exchange for an amendment to the promissory note given by the Issuer to Impact pursuant to the Purchase and Sale Agreement whereby the principal sum owed by the Issuer would be reduced and offset by the amount owed by Impact under the Note. Under the terms of the Warrant as amended, if the Issuer does not complete the registration by July 14, 2004, it must issue 500,000 shares under the Warrant on a cashless basis. Thereafter, for each ninety day period in which the registration has not been completed, the Issuer must issue 500,000 shares under the Warrant on a cashless basis.

Item 4 Purpose of Transaction.

The purpose of Impact’s acquisition of the Shares and the Warrant is to obtain an equity interest in the Issuer as an investment. Impact has no present plans or proposals relating to or that would result in any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer; any sale or transfer of a material amount of assets of the Issuer; any change in the board of directors or management of the Issuer or in the number or term of directors of the Issuer or to fill any existing vacancies on the Board; any material change in the capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; or any change in the Issuer’s certificate of incorporation, by-laws, or other actions that may impede the acquisition of control of the Issuer by any person. Furthermore, Impact has no plans to cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. However, Impact reserves the right to consider from time to time the desirability of any of the actions described in this paragraph, depending upon future business and financial considerations.

CUSIP No. 886405109	Page 3

Item 5 Interest in Securities of the Issuer.

(a) Following its cashless exercise of the Warrant on April 12, 2004, Impact was the owner of 170,000 Shares, of which 170,500 shares were sold as described in subsection (c) below, and Impact retains a Warrant for the purchase of an additional 9,500,000 Shares. See Item 3.

(b) Impact has sole power to vote or direct the vote and to dispose or to direct the disposition of the foregoing Shares.

(c) Impact has effected the following transactions in shares of the Issuer’s Common Stock in the last sixty (60) days:

(i)	Cashless exercise of the Warrant on April 12, 2004 for the acquisition of 500,000 Shares,
(ii)	Sale of 22,000 Shares on May 21, 2004 at a price per share of $2.53,
(iii)	Sale of 3,000 Shares on May 21, 2004 at a price per share of $2.5533,
(iv)	Sale of 18,000 Shares on May 21, 2004 at a price per Share of $2.50,
(v)	Sale of 2,000 Shares on May 21, 2004 at a price per share of $2.515,
(vi)	Sale of 5,000 Shares on May 21, 2004 at a price per share of $2.70,
(vii)	Sale of 34,500 Shares on May 21, 2004 at a price per share of $2.50,
(viii)	Sale of 2,000 Shares on May 21, 2004 at a price per share of $2.53,
(ix)	Sale of 8,000 Shares on May 20, 2004 at a price per share of $3.00,
(x)	Sale of 2,000 Shares on May 20, 2004 at a price per share of $3.07,
(xi)	Sale of 2,500 Shares on May 20, 2004 at a price per share of $3.10,
(xii)	Sale of 17,500 Shares on May 20, 2004 at a price per share of $2.77,
(xiii)	Sale of 17,500 Shares on May 20, 2004 at a price per share of $2.80,
(xiv)	Sale of 2,500 Shares on May 20, 2004 at a price per share of $2.81,
(xv)	Sale of 34,000 Shares on May 24, 2004 at a price per share of $2.50.

(d) Except for the matters described in Item 2 above, Impact does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares acquired pursuant to its exercise of the Warrant.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Other than as described in Item 2 above, there is no contract, arrangement, understanding or relationship (legal or otherwise) among Impact and any person with respect to any securities of the Issuer, including, but not limited to, agreements relating to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies.

CUSIP No. 886405109	Page 4

Item 7 Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

DATED as of the 28th day of June, 2004.

Impact International, L.L.C.

By:	Impact Energy Services, L.L.C., Manager

By:	/s/ Don Jacobsen
Don Jacobsen, Manager